May 13, 2021

Andi Carpenter
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:   John Wiley & Sons, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2020 Filed June 26, 2020
Form 8-K filed March 4, 2021
File No. 001-11507
Dear Andi Carpenter:

This letter is submitted on behalf of John Wiley & Sons, Inc. (the “Company,” “we,” “our,” “us”) in response to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated April 29, 2021 with respect to the Company’s Form 10-K for the Fiscal Year Ended April 30, 2020 filed June 26, 2020, Form 8-K filed March 4, 2021.

To assist your review, we have included the text of the Staff’s comments in italics below.
Form 10-K for the Fiscal Year Ended April 30, 2020
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.
Refer to pages 28 and 33. We note you present Non-GAAP Adjusted EPS. It is not clear how you calculated income tax adjustments related to this non-GAAP financial measure or how you determined your presentation complies with the response to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please explain to us how you calculated income tax adjustments and why you believe your presentation complies with Question 102.11 or explain how you intend to revise your presentation. This comment is also applicable to disclosures in your Forms 10-Q and earnings releases filed under Forms 8-K.

Company Response:

We acknowledge the Staff’s comment and we will revise our presentation of how we calculate income tax adjustments related to the non-GAAP measure Adjusted Earnings Per Share (“Adjusted EPS”) in future Forms 10-K, Forms 10-Q and earnings releases filed under Forms 8-K. We will revise our presentation in future filings to show a reconciliation of the individual, current and deferred income tax adjustments made to GAAP income tax that result in our non-GAAP income tax.
2.	Refer to page 42. We note your disclosures related to the goodwill impairment charge you recorded during FY 2020. Please revise your disclosures to more fully address the following:
•	Quantify and discuss the material assumptions underlying your estimate of the fair value of the reporting unit for which you recorded an impairment;
•	Quantify and discuss the potential impact of changes in those assumptions on the remaining goodwill in the reporting unit; and
•	Quantify the long lived assets allocated to the reporting unit that you also tested for impairment.
Company Response:
We acknowledge the Staff's comment and we will revise our disclosures as it relates to the goodwill impairment charge recorded during FY2020 in our upcoming Form 10-K for the Fiscal Year Ended April 30, 2021, to more fully address the items indicated in the Staff’s comment above.

Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, Recently Issued, and Recently Adopted Accounting Standards
Summary of Significant Accounting Policies
Inventories, page 61
3.	Please confirm and clarify that inventories not recorded at LIFO are carried at the lower of cost or net realizable value as required by ASC 330-10-35-1B.
Company Response:
We acknowledge the Staff’s comments and confirm that inventories not recorded at LIFO are carried at the lower of cost or net realizable value. We will explicitly state this in our upcoming Form 10-K for the Fiscal Year Ended April 30, 2021.
Note 3 - Revenue Recognition, Contracts with Customers, page 66

4.
We note your presentation of disaggregated revenue by segment and product type. Please explain to us how your presentation provides information about how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. In this regard, we note that the amounts you present do not appear to correspond to the product types disclosed and discussed in your revenue footnote. We also note you do not appear to present disaggregated revenue based on when revenue is recognized, including over time and at a point in time. Please tell us how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 91 when determining the appropriate categories to use to disaggregate revenue.

Company Response:
We acknowledge the Staff’s comments and we considered the guidance in ASC 606-10-50-50 and ASC 606-10-55-89 in our presentation of disaggregating revenue by business and the types of products and services we offer. We concluded that our revenue disaggregation aligns with the way we present our business segments and product types and therefore, we incorporated by reference Item 1. Business, into our Note 3 to refer the reader to the details in that section about our business segments and the types of products and services we offer, including the market and types of customers we contract with and how they are affected by economic factors.
We also acknowledge that the amounts we presented in the table were not at the same level of detail as the products and services disclosed in the footnote, and that the disclosed revenue recognition pattern by product or service may not have been as obvious. The reported amounts, however, represent our major types of products, services and markets, and each of these major product categories are mostly dominated by only one or two types of products or services that generally have consistent revenue recognition patterns based on when revenue is recognized.  Therefore, we will revise our disclosure in our upcoming Form 10-K for the Fiscal Year Ended April 30, 2021 to clarify this by presenting the amounts by segment and product type, as well as the percentage of revenue by each major revenue stream and the timing of revenue recognition for each. We also considered the guidance in ASC 606-10-55-90 and do not present disaggregated revenue based on when revenue is recognized because the majority of our revenue is recognized over time.
In order to address your concerns and provide more clarity between the table and the qualitative information by revenue stream, we will be more explicit in the disclosure in our upcoming Form 10-K for the Fiscal Year Ended April 30, 2021 by providing the percentage of revenue that the disclosed (group of) products or services is contributing per major product category. This should allow a reader to understand more precisely when revenue is recognized. Also, instead of referring to Item 1, we will incorporate the disclosures from our Business section in our Form 10-K that provide additional information about the types of products and services we offer and the market and types of customers we contract with and how they are affected by economic factors. The revisions to our footnote have been underlined in the draft included below.

Note 3 — Revenue Recognition, Contracts with Customers

Disaggregation of Revenue

The following tables present our revenue from contracts with customers disaggregated by segment and product type.

	Years Ended April 30,
	2020	2019	2018
Research Publishing & Platforms:
Research Publishing	$908,952	$903,249	$903,950
Research Platforms	39,887	35,968	32,907
Total Research Publishing & Platforms	948,839	939,217	936,857

Academic & Professional Learning:
Education Publishing	352,188	372,018	401,607
Professional Learning	298,601	331,285	338,508
Total Academic & Professional Learning	650,789	703,303	740,115

Education Services:
Education Services	214,376	157,549	119,131
mthree	17,479	—	—
Total Education Services	231,855	157,549	119,131
Total Revenue	$1,831,483	$1,800,069	$1,796,103

Disaggregation of Revenue

The following information describes our disaggregation of revenue by segment and product type. Overall, the majority of our revenue is recognized over time.

Research Publishing & Platforms

Research Publishing & Platforms’ customers include academic, corporate, government, and public libraries, funders of research, researchers, scientists, clinicians, engineers and technologists, scholarly and professional societies, and students and professors. Research Publishing & Platforms products are sold and distributed globally in digital and print formats through multiple channels, including research libraries and library consortia, independent subscription agents, direct sales to professional society members, and other customers. Publishing centers include Australia, China, Germany, India, the United Kingdom, and the United States. The majority of revenue generated from Research Publishing and Platforms products is recognized over time. Total Research Publishing & Platforms revenue was $948.8 million in the year ended April 30, 2020.

We disaggregated revenue by Research Publishing and Research Platforms to reflect the different type of products and services provided. Research Publishing products provide scientific, technical, medical, and scholarly journals, as well as related content and services, to academic, corporate, and government libraries, learned societies, and individual researchers and other professionals. Research Publishing revenue was $908.9 million in the year ended April 30, 2020 and is predominantly recognized over time.

Research Platforms is a publishing software and service provider that enables scholarly and professional societies and publishers to deliver, host, enhance, market, and manage their content on the web through the Literatum™  platform. Research Platforms revenue was $39.9 million in the year ended April 30, 2020 and is predominantly recognized over time.

Research Publishing Products

Research Publishing products generate approximately 80% of its revenue from contracts with its customers from Journal Subscriptions and Open Access and the remainder from Licensing, Reprints, Backfiles and Other.

Journal Subscriptions and Open Access

Journal subscription contracts are negotiated by us directly with customers or their subscription agents. Subscription periods typically cover calendar years. In a typical journal subscription sale, there is a written agreement between us and our customer that cover multiple years. However, we typically account for these agreements as one-year contracts because our enforceable rights under the agreements are subject to an annual confirmation and negotiation process with the customer.

In journal subscriptions, there are generally two performance obligations; a functional intellectual property license with a stand-ready promise to provide access to new content for one year, which includes online hosting of the content; and a functional intellectual property perpetual license for access to historical journal content, which also includes online hosting of the content. The transaction price consists of fixed consideration. Journal subscription revenue is generally collected in advance.

We allocate revenue to the stand-ready promise to provide access to new content for one year based on its observable standalone selling price which is generally the contractually stated price and the revenue for new content is recognized over one year as we have a continuous stand-ready obligation to provide the right of access to additional intellectual property. The allocation of revenue to the perpetual licenses for access to historical journal content is done using the expected cost plus a margin approach as permitted by the revenue standard. Revenue is recognized at the point in time when access to historical content is initially granted.

For Open Access, under the Author-Funded Access model, we have a signed contract with the customer that contains enforceable rights. The Author-Funded Access model in a typical model includes an over-time single performance obligation that combines a promise to host the customer’s content on our open access platform, and a promise to provide an Article Publication Charge (“APC”) at a discount to eligible users who are defined in the contract, in exchange for an upfront payment. Enforceable right to payment occurs over time as we fulfill our obligation to provide a discount to eligible users, as defined, on future APCs. Therefore, the upfront payment is recorded as a contract liability and revenue is recognized over time.

In January 2019, Wiley announced a new contractual arrangement in support of Open Access, a countrywide partnership agreement with Projekt DEAL, a representative of nearly 700 academic institutions in Germany. This transformative three-year agreement provides all Projekt DEAL institutions with access to read Wiley’s academic journals back to the year 1997, and researchers at Projekt DEAL institutions can publish articles open access in Wiley’s journals. The partnership will better support institutions and researchers in advancing open science, driving discovery, and developing and disseminating knowledge. Projekt DEAL includes multiple performance obligations, which include a stand-ready promise to provide access to new content, perpetual license for access to historical journal content and accepting articles to be hosted on our open access platform. We are compensated primarily through a fee per article published and a consolidated access fee. The consideration for Projekt DEAL consists of fixed and variable consideration. We allocated the total consideration to the fixed and variable components based on stand-alone selling prices for each performance obligation.

Licensing, Reprints, Backfiles and Other

Within licensing, the revenue derived from these contracts is primarily comprised of advance payments, including minimum guarantees and sales- or usage-based royalty agreements. Our intellectual property is considered to be functional intellectual property.  Due to the stand-ready promise to provide updates during the subscription period, which is generally an annual period, revenue for the minimum guarantee is recognized on a straight-line basis over the term of the agreement. For our sales-or usage-based royalty agreements, we recognize revenue in the period of usage based on the amounts earned. We record revenue under these arrangements for the amounts due and not yet reported to us based on estimates of the sales or usage of these customers and pursuant to the terms of the contracts. We also have certain licenses whereby we receive a non-refundable minimum guarantee against a volume-based royalty throughout the term of the agreement. We recognize volume-based royalty income only when cumulative consideration exceeds the minimum guarantee.

Reprints contracts generally contain a single performance obligation which is the delivery of printed articles. Revenue is recognized at the time of delivery of the printed articles.

For Backfiles, the performance obligation is the granting of a functional intellectual property license. Revenue is recognized at the time the functional intellectual property license is granted.

Other includes our Article Select offering, whereby we have a single performance obligation to our customers to give access to an article through the purchase of a token. The customer redeems the token for access to the article for a 24-hour period. The customer purchases the tokens with an upfront cash payment. Revenue is recognized when access to the article is provided.

Research Platforms Services

Research Platforms’ services typically include a single performance obligation for the implementation and hosting subscription services. The transaction price is fixed which may include price escalators that are fixed increases per year, and therefore, revenue is recognized upon the initiation of the subscription period and recognized on a straight-lined basis over the time of the contractual period. The duration of these contracts is generally multi-year ranging from 2-5 years.

Academic & Professional Learning

Academic & Professional Learning provides scientific, professional, and education books in print and digital formats, digital courseware, and test preparation services, to libraries, corporations, students, professionals, and researchers, as well as learning, development, and assessment services for businesses and professionals. Communities served include business, finance, accounting, workplace learning, management, leadership, technology, behavioral health, engineering/ architecture, science and medicine, and education.  Products are developed in print and digitally for worldwide distribution through multiple channels, including chain and online booksellers, libraries, colleges and universities, corporations, direct to consumer, Web sites, distributor networks and other online applications. Publishing centers include Australia, Germany, India, the United Kingdom, and the United States. Total Academic & Professional Learning revenue was $650.8 million in the year ended April 30, 2020.

We disaggregated revenue by type of products provided. Academic & Professional Learning products are Education Publishing and Professional Learning. Academic & Professional Learning revenues are mainly recognized at a point in time.

Education Publishing Products
Education Publishing products revenue was $352.2 million in the year ended April 30, 2020. Education Publishing products generate approximately 60% of its revenue from contracts with its customers from Education and STM (print and digital) Publishing, which is recognized at a point in time, and 20% from Digital Courseware which is recognized over time.  The remainder of its revenues were from Test Preparation and Certification and Licensing and Other, which has a mix of revenue recognized at a point in time and over time.

Education Publishing and STM (Scientific, Technical and Medical) Publishing within Education Publishing and Professional Publishing within Professional Learning product type below

Our performance obligations as it relates to Education, STM and Professional Publishing are primarily book products delivered in both print and digital form which could include a single or multiple performance obligations based on the number of print or digital books purchased which are represented by an International Standard Book Number (“ISBN’s”), with each ISBN representing a performance obligation.  Each ISBN has an observable stand-alone selling price since Wiley sells the books separately.

This revenue stream also includes variable consideration as it relates to discounts and returns for both print and digital books.  Discounts are identifiable by performance obligation and therefore are applied at the point of sale by performance obligation. The process that we use to determine our sales returns and the related reserve provision charged against revenue is based on applying an estimated return rate to current year returnable print book sales. This rate is based upon an analysis of actual historical return experience in the various markets and geographic regions in which we do business. We collect, maintain and analyze significant amounts of sales returns data for large volumes of homogeneous transactions. This allows us to make reasonable estimates of the amount of future returns. All available data is utilized to identify the returns by market and to which fiscal year the sales returns apply. This enables management to track the returns in detail and identify and react to trends occurring in the marketplace, with the objective of being able to make the most informed judgments possible in setting reserve rates. Associated with the estimated sales return reserves, we also include a related reduction in inventory and royalty costs as a result of the expected returns.

As it relates to print and digital books within the Education, STM, and Professional Publishing, revenue is recognized at the point when control of product transfers, which for print is upon shipment or for digital when fulfillment of the products has been rendered.

Digital Courseware Products

Courseware customers purchase access codes to utilize the product. This could include a single or multiple performance obligations based on the number of course ISBN’s purchased. Revenue is recognized over time in the period from when the access codes are activated over the applicable semester term to which such product relates.

Test Preparation and Certification Products

Test Preparation and Certification contracts are generally three-year agreements. This revenue stream includes multiple performance obligations as it relates to the on-line and printed course materials, including such items as textbooks, e-books, video lectures, flashcards, study guides and test banks. The transaction price is fixed; however, discounts are offered and returns of certain products are allowed. We allocate revenue to each performance obligation based on its standalone selling price.  Depending on the performance obligation, revenue is recognized at the time the product is delivered and control has passed to the customer, or over time due to our stand-ready obligation to provide updates to the customer.

Licensing and Other Products and Services

Revenue derived from our licensing contracts is primarily comprised of advance payments and sales- or usage-based royalties. Revenue for advance payments is recognized at the point in time that the functional intellectual property license is granted. For sales- or usage- based royalties, we record revenue under these arrangements for the amounts due and not yet reported to us based on estimates of the sales or usage of these customers and pursuant to the terms of the contracts.

Professional Learning Products
Professional Learning products revenue was $298.6 million in the year ended April 30, 2020. Professional Learning (print and digital) products generate approximately 60% of revenue from contracts with its customers from Professional Publishing, and Licensing and Other, both of which are described above, and both are mainly recognized at a point in time. Approximately 40% of Professional Learning products revenue is from contracts with its customers from Corporate Training - Professional Assessment and Corporate Training - Corporate Learning, which is recognized mainly over time.

Corporate Training - Professional Assessment

Professional Assessment through our authorized distributor network includes multiple performance obligations. This includes a performance obligation that includes an annual membership which includes the right to purchase products and services, access to the platform, support and training.  This performance obligation is recognized over time since we have an obligation to stand-ready for the customer’s use of the services.  In addition, there are performance obligations for the assessments and related products or services which are recognized at a point in time when the assessment, product or service is provided or delivered.  The transaction price is allocated to each performance obligation based on its observable standalone selling price.

In addition, as it relates to Professional Assessment customers’ unexercised rights for situations where we have received a nonrefundable payment for a customer to receive an assessment and the customer is not expected to exercise such right, we will recognize such “breakage” amounts as revenue in proportion to the pattern of rights exercised by the customer which is generally one year.

Corporate Training - Corporate Learning

The transaction price consists of fixed consideration that is determined at the beginning of each year and received at the same time. Within Corporate Learning there are multiple performance obligations which includes the licenses to learning content and the learning application. Revenue is recognized over time as we have a continuous obligation to provide the right of access to the intellectual property which includes the licenses and learning applications.

Education Services

Education Services revenue was $231.9 million in the year ended April 30, 2020 and is predominately recognized over time. We disaggregated revenue by type of services provided, which are Education Services and mthree.
Education Services

Education Services engages in the comprehensive management of online degree programs for universities and has grown to include a broad array of tech enabled service offerings that address our partner specific pain points. Increasingly, this includes delivering full stack career credentialing education that advances specific careers within demand skills.

Education Services include market research, marketing, student recruitment, enrollment support, proactive retention support, academic services to design courses, faculty support, and access to the Engage Learning Management System, which facilitates the online education experience. Graduate degree programs include Business Administration, Finance, Accounting, Healthcare, Engineering, Communications, and others. As of April 30, 2020, the Education Services business had 69 university partners under contract. We are also extending the core Online Program Management (“OPM”) business and also delivering a broader array of essential university and career credentialing services that the market is demanding and that leverage our core Wiley skills and assets.  This full stack education includes teacher professional development and IT skills training, through which we develop, and deliver professional credits and job placement through our 500-plus corporate partners. In addition, Education Services derives revenue from un-bundled service offerings. Education Services revenue is primarily derived from pre-negotiated contracts with institutions that provide for a share of tuition generated from students who enroll in a program. The duration of Education Services contracts are generally multi-year agreements ranging from a period of 7-10 years, with some having optional renewal periods. These optional renewal periods are not a material right and are not considered a separate performance obligation.

Education Services includes a single performance obligation for the services provided because of the integrated technology and services our institutional clients need to attract, enroll, educate and support students. Consideration is variable since it is based on the number of students enrolled in a program. We begin to recognize revenue at the start of the delivery of the class over time based on the relative a semester, which is also when the variable consideration contingency is resolved. Education Services revenue was $214.4 million in the year ended April 30, 2020.

mthree
mthree is an education services provider that finds, trains and places job-ready technology talent in roles with leading corporations worldwide. mthree’s contracts with customers includes a performance obligation for the services provided, which is recognized at the point in time the services are provided to its customers. mthree’s revenue was $17.5 million in the year ended April 30, 2020.

Note 20 - Segment Information, page 96

5.
We note you present three different segment profitability measures in your segment footnote. Please be advised, if your CODM uses more than one measure of a segment’s profit or loss to assess performance and allocate resources, the measure you report and disclose should be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Please revise your segment footnote to report one segment profitability measure and remove the other segment profitability measures currently presented. Refer to ASC 280-10-50-22 and ASC 280-10-55-9. Please note that any additional segment profitability measures, presented outside your financial statements and related footnotes, would be non-GAAP financial measures that could only be presented to the extent they are appropriate and their presentation fully complies with all the requirements of Regulation G and Item 10(e) of Regulation S-K, including any disclosures presented in Business, MD&A, and earnings releases filed under Forms 8-K. Refer to the responses to Questions 104.03 and 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. This comment is also applicable to disclosures in your Forms 10-Q and earnings releases filed under Forms 8- K.

Company Response:
We acknowledge the Staff’s comments and will revise our segment footnote to report one segment profitability measure and remove the other segment profitability measures currently presented in our upcoming Form 10-K for the Fiscal Year Ended April 30, 2021. Additionally, any appropriate segment profitability measures presented outside our financial statements and related footnotes will comply with all the requirements of Regulation G and Item 10(e) of Regulation S-K, including any disclosures presented in Business, MD&A, Forms 10-Q, and earnings releases filed under Forms 8-K.
We will remove Adjusted EBITDA and Contribution to Profit from our segment footnote disclosure and continue to report one segment profitability measure, Non-GAAP Adjusted Contribution to Profit (“ACTP”), as management believes that ACTP is determined in accordance with the measurement principles most consistent with those used in measuring GAAP Operating Income in our consolidated financial statements.
Form 8-K filed on March 4, 2021 Exhibit 99.1, page 1
6.	Please revise your presentation to fully comply with the response to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, including the following:
•	Under Third Quarter Summary, present the most directly comparable GAAP measure to EBITDA with equal or greater prominence.
•	Under Third Quarter Performance, present the most directly comparable GAAP measure to Adjusted EBITDA with equal or greater prominence.
•	Present and discuss GAAP segment profitability measures with equal or greater prominence.
Company Response:
We acknowledge the Staff's comment and when presenting a non-GAAP measure, we will present the most directly comparable GAAP measure with equal or greater prominence in future earnings releases filed under Forms 8-K.
****

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures notwithstanding any review, comments, action or absence of action by the Staff.
Please feel free to contact Christopher Caridi, the Company's Senior Vice President, Global Corporate Controller and Chief Accounting Officer at (201) 748-6733, or me at (201) 748-6570 should you require any further information, or clarification, or have any questions.

Sincerely,
/s/ John A. Kritzmacher
Executive Vice President and Chief Financial Officer
cc:
John Wiley & Sons, Inc. Audit Committee
Brian A. Napack, President and Chief Executive Officer
Deirdre Silver, Executive Vice President, General Counsel
Christopher Caridi, Senior Vice President, Global Corporate Controller and Chief Accounting Officer
KPMG LLP